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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of March, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X    Form 40-F
                                      ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                     ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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March 31, 2003

Pursuant to a resolution of its board of directors on December 26, 2002, Korea Electric Power Corporation ("KEPCO") repurchased a total of 10,000,000 shares of its common stock, par value Won 5,000 per share, for an aggregate purchase price of Won 180,029,528,000 from the Korea Stock Exchange during the period from January 2, 2003 through March 24, 2003. The average purchase price per share was Won 18,003. After this share repurchase, total shares held by KEPCO in treasury amount to 10,913,375 shares, representing 1.7% of total issued shares.



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                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       KOREA ELECTRIC POWER CORPORATION




                                       By:  /s/ Do-Shik Lee
                                            ------------------------------------
                                            Name: Do-Shik Lee
                                            Title: Chief Financial Officer

Date : March 31, 2003